UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

European Biotech Acquisition Corp.

Full Name of Registrant

N/A

Former Name if Applicable

Johannes Vermeerplein 9

Address of Principal Executive Office (Street and Number)

1071 DV Amsterdam, Netherlands

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

European Biotech Acquisition Corp. (the “Registrant”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

The Registrant is reevaluating the classification of its Class A ordinary shares subject to possible redemption, which were issued in connection with the Registrant's initial public offering and the exercise of the underwriter's over-allotment. In particular, Accounting Standards Codification (“ASC”) 480-10-S99, Distinguishing Liabilities from Equity, requires ordinary shares with redemption features that are not solely within the Registrant's control to be classified outside of permanent equity. The Registrant previously classified a portion of the Class A ordinary shares in permanent equity. In connection with the reevaluation, the Company anticipates that its Class A ordinary shares subject to possible redemption will be reclassified as temporary equity in their entirety.

The Registrant is concurrently evaluating the materiality of the anticipated reclassification, revision to EPS and other related accounting matters in accordance with Staff Accounting Bulletin 99.

The Registrant is working diligently to complete the Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Class A ordinary shares subject to possible redemption in accordance with ASC 480-10-S99, the Registrant is unable to complete and file the Form 10-Q by the prescribed due date without unreasonable effort and expense. The Registrant plans to file the Form 10-Q as soon as practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Koen Sintnicolaas	31 (0)	20 664 55 00
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

European Biotech Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2021	By:	/s/ Koen Sintnicolaas
		Name:	Koen Sintnicolaas
		Title:	Chief Financial Officer